Exhibit 15.2

Date: 27 January 2022

CONSENT OF BENCHMARK MINERAL INTELLIGENCE LIMITED

We hereby consent to the use of our firm’s name, Benchmark Mineral Intelligence Limited (“Benchmark”), in the Registration Statement on Form 20-F to be filed with the US Securities and Exchange Commission by NOVONIX Limited and any amendments thereto (the “Registration Statement”); the inclusion of information relating to the Battery Forecast Report Q1 2021 and data, as per Schedule 1 under the agreement, in the Registration Statement, and being named as an expert in the Registration Statement.

We further wish to advise that Benchmark was not employed on a contingent basis and that at the time of preparation of our report, as well as at present, neither Benchmark nor any of its employees had or now has a substantial interest in NOVONIX Limited or any of its affiliates or subsidiaries.

Respectfully Submitted By:

By:	/s/ Simon Moores
Name:	Simon Moores
Title:	CEO